Company: Pure Title LLC

Offering Details

⌄ Company Information	

Company Name:

Pure Title LLC

Executive Title:

Manager

Executive Name:

Website:

https://puretitle.com

Employees:

0

CRD Number:

Company Description:

Pure Title, LLC, a Florida limited liability company (the "Company"), has been formed pursuant to the provisions of the Florida Revised Limited Liability Company Act (the "Act") to act as a licensed title insurance agent within the State of Florida, and/or other purposes as permitted under the Company's Operating Agreement (the "Operating Agreement"). The sole purpose of the Company is to act as a licensed title insurance agent within the State of Florida.

Business Experience:

Pure Title, LLC is a real estate title company located in Gulf Breeze, Florida. Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services. Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions. Pure Title provides the following services: • Title Search • Review of Outstanding Mortgages • Search for Existing Liens • Review of Unpaid Homeowners Association Dues • Search for Judgments Or Unpaid Tax Liens • Review of any Restrictions on the Free Transfer of Ownership in the Property • Review of Easements • Review of Leases • Conduct a Property Survey • Prepare Abstract of Title and Title Opinion • Title Insurance • Owner's Title Policies

Financial Interests:

The Company intends to use approximately 80% of the proceeds from this Offering for general working capital related to the day-to-day operations of the company and the execution of the Company's strategic business plans.

Date Founded :

2021-02-15

Existing Shareholders :

87

Revenue last month :

0

Revenue last 12 months :

0

Type :

llc

Current Stage :

Startup - establishing market presence

Industry :

Real Estate

Previous Investments Amount :

30000

Previous Investors :

Kerry Anne Schultz (founder), Robert Rinke (founder), Rhys Rinke (founder), one Reg-CF round

Street Address :

2779 Gulf Breeze Parkway

State of formation :

FL

City :

Gulf Breeze

Region :

FL

Email :

kaschultz@schultzlawgrp.com

Phone :

+1 850-754-1600

Postal Code :

32563

Country :

US

EIN number :

364981761

:

Offering Terms

Offering Name :

Pure Title, LLC - Round 2

Short Description :

Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services. Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions.

Product Video :

Raising Goals - Target Amount :

15000

Date :

2023-12-31

Raising Goals - Max Amount :

50000

Investment Limits - Min Amount :

70

Investment Limits - Max Amount :

Company Valuation :

0

Describe how the valuation was calculated :

The Class B Membership Units are priced arbitrarily

Oversubscription Allocation :

prorata

Use of proceeds :

Please see the Company's Private Placement Memorandum

Regulatory Exemption :

4a6

Type of Securities :

equity

Price per share :

0.25

Fully diluted ownership interest :

20

Price determination :

Please see the Company's Private Placement Memorandum

Interest rate :

Maturity date :

Voting Rights :

No

Describe terms and conditions :

Allow accredited investors :

Yes

Allow non-accredited investors :

Yes

Allow non-US investors through a Reg-S exemption :

Allow US investors? :

Yes

Your Story

Your Story :

The Company. Pure Title, LLC, a Florida limited liability company (the *"Company"*), has been formed pursuant to the provisions of the Florida Revised Limited Liability Company Act (the *"Act"*) to act as a licensed title insurance agent within the State of Florida,

and/or other purposes as permitted under the Company's Operating Agreement (the "*Operating Agreement*").

Pure Title, LLC is a real estate title company located in Gulf Breeze, Florida. Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services.

Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions.[1] Pure Title provides the following services:

- Title Search

- Review of Outstanding Mortgages

- Search for Existing Liens

- Review of Unpaid Homeowners Association Dues

- Search for Judgments Or Unpaid Tax Liens

- Review of any Restrictions on the Free Transfer of Ownership in the Property

- Review of Easements

- Review of Leases

- Conduct a Property Survey

- Prepare Abstract of Title and Title Opinion

- Title Insurance

- Owner's Title Policies

---

[1] In no event will Pure Title, LLC provide legal advice to any homebuyer and seller, real estate agent or broker, mortgage lender, commercial property professional, homebuilder, developer, title agency, legal professional, or any other person or entity.

The Offering. The Company has authorized 200,000 Class B Membership Units (the "*Class B Units*"), representing 20% of the total equity of the Company to be made available *only* to certain qualified, associated real estate agents (the "*Prospective Investors*") of the Company. In this initial offering, the Company will make available to Prospective Investors up to 200,000 Class B Units at an offering price of $0.25 per unit, for an aggregate offering amount of up to $50,000 with a targeted goal of $15,000 (the "*Offering*"). All capital contributions from the Prospective Investors in this Offering will be deposited into a separate, non-interest bearing escrow account established by the Manager of the Company, as defined below.

This Offering will terminate on or before Dec 31, 2023, subject to approval by the Manager. Subscribers purchasing Class B Units will be immediately admitted to the Company as Class B Members of the Company upon payment of the subscription amount.

Additional offering(s) (the "*Additional Offerings*") may be contemplated by the Company in the future that may include different terms and rights than those provided by the Class B Units subject to this Offering. Any such additional offerings may result in dilution of the Class B Units offered herein.

The Founders and Manager. The founding members of the Company are Kerry Anne Schultz, Robert Rinke, and Rhys Rinke (the "*Founders*"). A Supermajority in Interest of the Class A Members, as defined herein, shall appoint an individual (who need not be a Member) to serve as the Manager of the Company. The Manager shall serve at the pleasure of the Class A Members, and may be removed by a Supermajority in Interest of the Class A Members at any time, with or without Cause (as defined in Section 1.3 of the Operating Agreement). In addition, a Manager may be removed by a Majority in Interest of the Class A Members, as defined herein, for Cause, in which case such Manager's successor shall be appointed by a Majority in Interest of the Class A Members. A duly

for Cause, in which case such Manager's successor shall be appointed by a Majority in Interest of the Class A Members" A duly appointed Manager shall serve until his or her successor is duly appointed, or until his or her earlier resignation, removal or death. As compensation for the management services rendered by the Manager to the Company, the Company shall pay the Manager a monthly management fee equal to twenty percent (20%) of the gross income of the Company for such quarter after underwriting expenses. Kerry Anne Schultz shall be the initial Manager of the Company (the "*Manager*").

Highlights, Terms & Risks

Offering Highlights :

Heading	Text
Why Us	Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services.
Licensed in Florida	Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services.

Offering Risks :

Heading	Text
Risk Factors	Please see the Section entitled "Risk Factors" on the Company's Private Placement Memorandum

Offering Terms :

Heading	Text
About Company	The "Company" is Pure Title, LLC, a Florida limited liability company.
No Voting Rights	Class B Members will have no voting rights except as otherwise required by applicable law.
Other Terms	Please see the Company's Private Placement Memorandum

Disclosures

Offering Files :

File Name	Action
Pure Title, LLC PPM (April 2023).pdf Pure Title, LLC PPM	

Previous Exempt Offering 1

Date :

2022-01-31

Exemption :

Regulation Crowdfunding

Type :

equity

Amount :

29231

Use of Proceeds :

At the company's discretion

PURE TITLE, LLC

(A FLORIDA LIMITED LIABILITY COMPANY)

APRIL, 2023

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM
(NOT FOR PUBLIC DISTRIBUTION)

Pure Title, LLC
2779 Gulf Breeze Parkway
Gulf Breeze, Florida 32563
(850) 754-1600

PURE TITLE, LLC
2779 GULF BREEZE PARKWAY
GULF BREEZE, FLORIDA 32563

The Company. Pure Title, LLC, a Florida limited liability company (the *"Company"*), has been formed pursuant to the provisions of the Florida Revised Limited Liability Company Act (the *"Act"*) to act as a licensed title insurance agent within the State of Florida, and/or other purposes as permitted under the Company's Operating Agreement (the "*Operating Agreement*"). The sole purpose of the Company is to act as a licensed title insurance agent within the State of Florida. See "SUMMARY OF TERMS".

The Offering. The Company has authorized 200,000 Class B Membership Units (the "*Class B Units*"), representing 20% of the total equity of the Company to be made available _only_ to certain qualified, associated real estate agents (the "*Prospective Investors*") of the Company. In this initial offering, the Company will make available to Prospective Investors up to 200,000 Class B Units at an offering price of $0.25 per unit, for an aggregate offering amount of up to $50,000 (the "*Offering*"), with a targeted amount of $15,000 (the "*Targeted Amount*"). *See "WHO MAY INVEST."* All capital contributions from the Prospective Investors in this Offering will be deposited into a separate, non-interest bearing escrow account established by the Manager of the Company, as defined below.

This Offering will terminate on or before December 31, 2023, subject to approval by the Manager. Subscribers purchasing Class B Units will be immediately admitted to the Company as Class B Members of the Company upon payment of the subscription amount. *See "CAPITALIZATION SUMMARY."*

Additional offering(s) (the "*Additional Offerings*") may be contemplated by the Company in the future that may include different terms and rights than those provided by the Class B Units subject to this Offering. Any such additional offerings may result in dilution of the Class B Units offered herein.

The Founders and Manager. The founding members of the Company are Kerry Anne Schultz, Robert Rinke, and Rhys Rinke (the *"Founders"*). A Supermajority in Interest of the Class A Members, as defined herein, shall appoint an individual (who need not be a Member) to serve as the Manager of the Company. The Manager shall serve at the pleasure of the Class A Members, and may be removed by a Supermajority in Interest of the Class A Members at any time, with or without Cause (as defined in Section 1.3 of the Operating Agreement). In addition, a Manager may be removed by a Majority in Interest of the Class A Members, as defined herein, for Cause, in which case such Manager's successor shall be appointed by a Majority in Interest of the Class A Members. A duly appointed Manager shall serve until his or her successor is duly appointed, or until his or her earlier resignation, removal or death. As compensation for the management services rendered by the Manager to the Company, the Company shall pay the Manager a monthly management fee equal to twenty percent (20%) of the gross income of the Company for such quarter after underwriting expenses. Kerry Anne Schultz shall be the initial Manager of the Company (the "*Manager*"). *See "MANAGEMENT."*

[*Remainder Intentionally of the Page Left Blank*]

ii

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. A PROSPECTIVE INVESTOR SHOULD PURCHASE CLASS B UNITS ONLY IF THE PROSPECTIVE INVESTOR CAN AFFORD A COMPLETE LOSS OF THE INVESTMENT. THERE IS NO PUBLIC MARKET FOR THE CLASS B UNITS AND NONE IS EXPECTED TO DEVELOP. FURTHERMORE, TRANSFER OF THE CLASS B UNITS IS SUBJECT TO SUBSTANTIAL RESTRICTIONS. A PROSPECTIVE INVESTOR SHOULD, THEREFORE, BE PREPARED TO HOLD UNITS INDEFINITELY. SEE "RISK FACTORS."

THIS OFFERING IS BEING MADE IN RELIANCE ON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND CERTAIN STATE SECURITIES LAWS, AS AN OFFER AND SALE OF SECURITIES NOT INVOLVING ANY PUBLIC OFFERING. NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE REGULATORY AUTHORITY HAS PASSED UPON THE MERITS OF OR GIVEN ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM (THIS "MEMORANDUM").

THIS OFFERING IS BEING MADE IN RELIANCE ON SECTION 4(a)(6) OF THE SECURITIES ACT, PURSUANT TO REGULATION CF, AND IS BEING OFFERED ONLY TO AFFILIATED AGENTS OF LEVIN RINKE REALTY THROUGH BRITE INVESTMENTS, INC., AN SEC REGISTERED CROWDFUNDING PORTAL.

THIS MEMORANDUM HAS BEEN PREPARED FOR DISTRIBUTION TO A LIMITED NUMBER OF ACCREDITED INVESTORS FOR THEIR CONFIDENTIAL USE AND SOLELY TO ASSIST THEM IN EVALUATING THE OFFERING. SEE "WHO MAY INVEST." NO PROSPECTIVE INVESTOR MAY DISTRIBUTE THIS MEMORANDUM TO ANYONE (OTHER THAN THE PROSPECTIVE INVESTOR'S ATTORNEYS, ACCOUNTANTS OR FINANCIAL ADVISORS) WITHOUT THE COMPANY'S PRIOR WRITTEN APPROVAL. BY ACCEPTING DELIVERY OF THIS MEMORANDUM, EACH PROSPECTIVE INVESTOR AGREES TO KEEP THIS MEMORANDUM CONFIDENTIAL AND, IF THE PROSPECTIVE INVESTOR DOES NOT INVEST IN THE COMPANY, TO RETURN THIS MEMORANDUM AND ALL RELATED EXHIBITS AND OTHER DOCUMENTS TO THE COMPANY'S LEGAL COUNSEL AT THE FOLLOWING ADDRESS:


DICKINSON WRIGHT PLLC
350 EAST LAS OLAS BOULEVARD, SUITE 1750
FT. LAUDERDALE, FLORIDA 33301

OR

424 CHURCH STREET, SUITE 800
NASHVILLE, TENNESSEE 37219
ATTN: FRANK BORGER GILLIGAN
FBORGERGILLIGAN@DICKINSONWRIGHT.COM


THIS MEMORANDUM IS NOT A SOLICITATION OF AN OFFER TO BUY CLASS B UNITS TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THIS OFFERING IS MADE SUBJECT TO WITHDRAWAL, CANCELLATION OR MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF UNITS APPLIED FOR BY SUCH PROSPECTIVE INVESTOR.

NO GENERAL SOLICITATION WILL BE CONDUCTED AND NO OFFERING LITERATURE OR ADVERTISING IN WHATEVER FORM WILL OR MAY BE EMPLOYED IN THE OFFERING OF THE CLASS B UNITS, EXCEPT FOR THIS MEMORANDUM (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS TO THIS MEMORANDUM), THE EXHIBITS HERETO, THE COMPANY'S FORM C AND DOCUMENTS SUMMARIZED HEREIN. NO ONE HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE COMPANY OR THE UNITS THAT IS NOT CONTAINED IN THIS MEMORANDUM. PROSPECTIVE INVESTORS SHOULD NOT RELY ON ANY INFORMATION NOT CONTAINED IN THIS MEMORANDUM.

STATEMENTS IN THIS MEMORANDUM ARE MADE AS OF THE DATE HEREOF AND DO NOT INCLUDE INFORMATION RELATING TO EVENTS OCCURRING AFTER THIS DATE. NEITHER THE DELIVERY OF THIS MEMORANDUM AT ANY TIME, NOR ANY SALE HEREUNDER, WILL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED IN THIS MEMORANDUM IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS MEMORANDUM. ANY FORWARD-LOOKING STATEMENTS OR ESTIMATES OF THE COMPANY'S PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY AND MAY VARY MATERIALLY FROM ACTUAL RESULTS.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, TAX OR INVESTMENT ADVICE AND SHOULD CONSULT WITH THEIR LEGAL COUNSEL, ACCOUNTANTS, TAX ADVISORS AND/OR BUSINESS ADVISORS AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT IN THE COMPANY. BY ACCEPTING THIS MEMORANDUM, PROSPECTIVE INVESTORS RECOGNIZE AND ACCEPT THE NEED TO CONDUCT THEIR OWN THOROUGH INVESTIGATION AND DUE DILIGENCE BEFORE SUBSCRIBING FOR THE UNITS.

NOTICE TO RESIDENTS OF THE STATE OF FLORIDA

PURSUANT TO THE FLORIDA SECURITIES ACT, WHERE SALES ARE MADE TO FIVE OR MORE PERSONS IN FLORIDA, ANY SALE MADE SHALL BE VOIDABLE BY SUCH FLORIDA PURCHASER EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT, OR WITHIN THREE (3) DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

NOTICE TO RESIDENTS OF ALL STATES

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS MEMORANDUM HAS BEEN PREPARED IN CONNECTION WITH THE CONFIDENTIAL PRIVATE PLACEMENT OF THE SECURITIES AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE. NO REPRODUCTION OR DISTRIBUTION OF THIS MEMORANDUM, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, BY ANY PERSON OR ENTITY, MAY BE MADE WITHOUT THE WRITTEN PERMISSION OF THE COMPANY.

CONFIDENTIALITY AND RELATED MATTERS

Each recipient hereof agrees by accepting this Memorandum that the information contained herein is of a confidential nature and that such recipient will treat such information in a strictly confidential manner and that such recipient will not, directly or indirectly, disclose or permit its affiliates or representatives to disclose, any information to any other person or entity, or reproduce such information, in whole or in part, without the prior written consent of the Company. Each recipient of this Memorandum further agrees to use the information solely for the purpose of analyzing the desirability of an investment in the Company to such recipient and for no other purpose whatsoever.

NOTE ON FORWARD LOOKING STATEMENTS AND RISK FACTORS

This Memorandum contains certain statements that we believe are "forward-looking" statements within the meaning of applicable securities laws. Such forward-looking statements may relate to us, our industry and to other U.S. and international businesses, as well as our plans, intentions, strategies, expectations, and financial projections concerning our future activities, results of operations and other future events or conditions. These forward-looking statements provide our current expectations or forecasts of future events and are based on the estimates, projections, beliefs of our management, as well as assumptions made by and information currently available to our management. For this purpose, any statements that are not historical facts contained in this Memorandum are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "estimate," "project," "believe," "may", "might", "anticipate," "intend," "expect", or "continue" or the negative or other variations of these words or comparable terminology.

It is possible that the assumptions made by us for purposes of such forward-looking statements may not be valid and that the results may not materialize. These risks, uncertainties and contingencies include, but are not limited to, the following:

- We have a history of losses since inception;

- We may not be able to secure financing needed for future operating needs on acceptable terms, or on any terms at all;

- Expansion of our business may put added pressure on our management and operational infrastructure impeding our ability to meet any increased growth and possibly hurting our operating results;

- Compliance with regulations could limit our ability to successfully operate in our markets; and

- Other risks set forth in the "Risk Factor" section of this Memorandum.

Before purchasing the Units offered hereby, you should carefully read and consider the important factors that could cause actual results to differ materially from those expressed in forward-looking statements made by or on behalf of us in this Memorandum which are disclosed, among other places, under the caption "Risk Factors". You should be prepared to accept any and all of the risks associated with purchasing the Units, including a loss of all of your investment. Any of these risk factors and other statements also could result in material adverse consequences, negatively impact our operating results and financial condition, and even result in our inability to continue to operate as a going concern.

We caution you not to place undue reliance on these forward-looking statements. Such forward-looking statements relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future changes make it clear that any projected results or events expressed or implied therein will not be realized. You are advised, however, to consult any further disclosures we make in future public statements and press releases.

THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THE ENTIRE MEMORANDUM, INCLUDING THE ATTACHED EXHIBITS AND APPENDIXES.

ADDITIONAL INFORMATION

During the course of the Offering and prior to sale of such Units, each offeree of Units and such offeree's professional adviser(s), if any, are invited to ask questions concerning the terms and conditions of the Offering and to obtain any additional information necessary to verify the accuracy of the information set forth herein. The Company will provide such information to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense. Questions or requests for additional information should be directed to the following address:

PURE TITLE, LLC
2779 Gulf Breeze Parkway
Gulf Breeze, Florida 32563
Attn: Kerry Anne Schultz
(850) 754-1600

or

DICKINSON WRIGHT, PLLC
350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, Florida 33301

or

424 Church Street, Suite 800
Nashville, TN 37219

Attn: Frank Borger Gilligan
Phone: (615) 708-1106
Fax: (877) 670-6009
fborgergilligan@dickinsonwright.com

[*Remainder Intentionally of the Page Left Blank*]

TABLE OF CONTENTS

PURE TITLE, LLC

I. SUMMARY OF TERMS

The following information is presented as a summary and is qualified in its entirety by the information appearing elsewhere in this Memorandum and by the principal agreements relating to the Company, including the Operating Agreement, as defined below. Any capitalized terms used and not defined in this Memorandum will have the meanings attributed to those terms in the Operating Agreement.

The Company	The "*Company*" is Pure Title, LLC, a Florida limited liability company.
Company Objectives	The Company has been formed pursuant to act as a licensed title insurance agent within the State of Florida, and/or other purposes as permitted under the Company's Operating Agreement.
Operating Agreement	The Company will be governed by its Operating Agreement, as amended from time to time, as attached as <u>Exhibit A</u>. Prior to an investment in the Company, potential investors should review the Operating Agreement and the Subscription Agreement, a copy of which is provided as <u>Exhibit B</u>.
Class B Members	Upon payment of the subscription amount, and subject to acceptance by the Manager, in his or her sole discretion, subscribers purchasing Class B Units will be admitted to the Company as Class B Members of the Company. A person shall be admitted as a Class B Member of the Company if, and only if: (a) the Manager consents in writing to the admission of such person as an additional member of the Company; and (b) such person agrees to be bound by the terms and conditions of this Agreement by executing a counterpart signature page to the Operating Agreement. The Class B Units may dilute subject to future offerings by the Company. *See* the Company's *Operating Agreement* for further details.
Investment by Founders and Manager	Notwithstanding their status as Founders of the Company, it is anticipated that Kerry Anne Schultz, Robert Rinke, and Rhys Rinke will be investing as Class A Members in their individual capacity. In addition, the Founders and Manager of the Company, as well as its officers and other designated persons and entities, may receive equity in the form of both Class A Units and/or Class B Units in exchange for the provision of certain services to the Company, as agreed upon by the Managers.
The Offering	The Company has authorized 200,000 Class B Membership Units (the "Class B Units"), representing 20% of the total equity of the Company to be made available to certain qualified, associated real estate agents (the "Prospective Investors") of the Company. In this initial offering, the Company will make available to Prospective Investors up to 200,000 Class B Units at an offering price of $0.25 per unit, for an aggregate offering amount of up to $50,000 (the "Offering"), with a targeted amount of $15,000 (the "*Targeted Amount*"). *See "WHO MAY INVEST."*
Voting/Non-Voting	Class B Members will have no voting rights except as otherwise required by applicable law.
Termination	The Offering with respect to the Class B Units will terminate on or before December 31, 2023. Until termination of this Offering and subject to the Company receiving capital contribution and acceptance by the Manager in her sole discretion, subscribers purchasing Class B Units will be admitted to the Company as Class B Members of the Company and their respective capital contribution must be submitted prior to admission as a Class B Member. *See "CAPITALIZATION SUMMARY."*
Additional Offerings	Additional offerings may be necessary in the future, which could include different terms and rights than those provided by the Class B Units subject to this Offering. Those

subscribers would be admitted as members of the Company as their subscriptions are accepted by the Manager, in her sole and absolute discretion.

Liquidation Preference

In the event of a liquidation of the Company, Class A and Class B Members (the "*Members*") will receive a liquidation preference equal to their unreturned Capital Contribution amount in accordance with Section 11 of the Company's Operating Agreement.

Investor Qualifications/Suitability Requirements

The Class B Units are being offered without registration under the Securities Act, pursuant to the exemptions provided by Section 4(a)(6) of the Securities Act, and Regulation CF promulgated by the SEC. The Class B Units can be sold to both "accredited investors", as defined in Section 2(15) of the Securities Act and Rule 501 promulgated thereunder, and non-accredited investors, subject to certain limitations as described below. The Class B Units will only be offered to those certain Prospective Investors set forth on Schedule A, and only up to the amounts allocated to such Prospective Investor set forth therein. A subscription agreement for Class B Units (the "*Subscription Agreement*") will only be accepted from qualified Prospective Investors who have the knowledge and experience in financial and business matters such that they are capable of evaluating the risks and merits of making the investment contemplated hereby. (S*ee "WHO MAY INVEST"*). The Manager may accept or reject any investor's subscription in her sole discretion.

Limitations on Investments

Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of the Securities Act)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent (5%) of the lesser of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000.

Use of Proceeds

The Company has authorized 200,000 Class B Units, representing 20% of the equity in the Company, which it intends to make available to certain qualified Prospective Investors. In this current Offering, the Company has made available 200,000 Class B Units, at $0.25 per unit, for an aggregate offering of $50,000. The funds raised in this Offering will be used to achieve the Company's business objectives, as further described below.

Founders will maintain the remaining interest in the Company, which will be issued to the Founders in the form of Class A Membership Units (the "*Class A Units*"), and which are not subject to this Offering. At the time of this Offering, there shall be 800,000 Class A Units. The Class A Units are not subject to dilution in the event the Company issues additional Class B Units (such that the holders of Class A Units, collectively, will have the right to receive 80% of the distributions from the Company regardless of the number of Class B Units issued by the Company. *See* the *Operating Agreement* for further details.

Legal and Diligence Fees

Each Prospective Investor will be responsible for all fees and expenses incurred by such Prospective Investor (e.g. business and financial advisor, legal counsel, accounting fees, etc.) in connection with the investor's purchase of the Class B Units. *See "RISK FACTORS – Limited Employment of Counsel."*

Management of the Company	A Supermajority in Interest of the Class A Members shall appoint an individual (who need not be a Member) to serve as the Manager of the Company. The Manager shall serve at the pleasure of the Class A Members, and may be removed by a Supermajority in Interest of the Class A Members at any time, with or without cause. In addition, a Manager may be removed by a Majority in Interest of the Class A Members for Cause, in which case such Manager's successor shall be appointed by a Majority in Interest of the Class A Members. A Manager appointed pursuant to this Section 6.1 shall serve until his or her successor is duly appointed, or until his or her earlier resignation, removal or death. Kerry Anne Schultz shall be the initial Manager of the Company. *See* Section 6 of the Company's *Operating Agreement* for further details on the management of the Company.
Management Fee	As compensation for the management services rendered by the Manager to the Company, the Company shall pay the Manager a monthly management fee equal to twenty percent (20%) of the gross income of the Company for such quarter after underwriting expenses.
Management Expenses	The Managers, and certain officers and affiliates may receive a reimbursement for any reasonable back-office administrative expenses incurred in support of the Company.
Distributions From Company	Distributions by the Company to the Members, other than distributions in liquidation of the Company or the interest of a Member, shall be made in such times and in such amounts as may be determined by the Manager; provided, however, that, on or before the forty fifth (45th) day following the last day of each calendar quarter, the Company shall distribute to the Members an amount equal to the Distributable Cash of the Company as of the last day of such calendar quarter. Any amount distributed to the Members shall be distributed as follows:

(i)   eighty percent (80%) to the holders of Class A Units, pro rata in accordance with their respective Class A Membership Percentages; and

(ii)   twenty percent (20%) to the holders of Class B Units, pro rata in accordance with their respective Class B Membership Percentages.

Any amount distributed by the Company to the Members with respect to any calendar quarter of the of the Company shall be distributed to those persons who were Members of the Company as of the close of business on the last day of such calendar quarter, and shall be distributed to such Members in accordance with their respective Membership Percentages as of the close of business on the last day of such calendar quarter.

Restrictions on Transfers of Units	These Class B Units are being offered pursuant to Regulation CF and, as such, may not be transferred by any purchaser of such Class B Units during the one-year period beginning when the Class B Units were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act, unless such securities are transferred:

(1) To the issuer of the securities (Pure Title, LLC);

(2) To an accredited investor;

(3) As part of an offering registered with the SEC; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Moreover, the Class B Units are also subject to limitations on transfer pursuant to the Operating Agreement. The restrictions on transfer included in the Operating Agreement and the restrictions under applicable federal securities laws may make it difficult or impossible for a Class B Member to sell the Class B Units it owns. *See* Section 10 of the Company's *Operating Agreement*; see also "*RISK FACTORS- Restrictions on Transferability; Lack of Liquidity.*"

Repurchase Option

The Company shall have the option to repurchase a Class B Member's entire interest in the Company, for a purchase price equal to the greater of (x) such Class B Member's Unreturned Investment or (y) One Dollar ($1.00), upon the occurrence of any of the following events: (i) a Repurchase Event with respect to such Class B Member or (ii) at any time more than two (2) years after the date on which such Class B Member last acquired Units of the Company. The repurchase option granted to the Company shall be exercisable by written notice delivered by the Manager to the applicable Member (or to the personal representative of a deceased Member). *See* Section 10.6 of the Company's *Operating Agreement*.

Withdrawal Right

Any Member may withdraw as a Member of the Company upon sixty (60) days prior written notice of intention to withdraw delivered to the Manager. Upon the withdrawal of a Class B Member, such Class B Member shall sell his or its entire interest in the Company to the Company for a purchase price equal to the greater of (x) the withdrawing Member's Unreturned Investment or (y) One Dollar ($1.00). The purchase price shall be payable by the Company in four (4) equal semi-annual installments, the first of which shall be due on the date of purchase.

Prior Performance of the Company

The Company has no historical operational or financial performance or results.

Risk Factors

AN INVESTMENT IN THE COMPANY'S CLASS B UNITS THAT ARE SUBJECT TO THIS MEMORANDUM IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD BE ABLE TO WITHSTAND THE TOTAL LOSS OF THEIR ENTIRE INVESTMENT IN THEIR INVESTMENT IN THE COMPANY. PROSPECTIVE PURCHASERS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH UNDER THE "RISK FACTORS" AS WELL AS OTHER INFORMATION CONTAINED IN THIS MEMORANDUM. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S OBJECTIVES CAN BE ACHIEVED.

Company Legal Counsel	Dickinson Wright PLLC ("*Dickinson Wright*") is representing the Company. Dickinson Wright is not representing Members in connection with their investments in the Company and no legal counsel has been retained by the Company or the Managers to represent Members with respect to such investment.
Governing Law	The laws of the State of Florida, excluding its choice of law provisions if such laws would result in the application of laws other than the laws of the State of Florida, shall govern any disputes among the parties to this Offering, the Company's Operating Agreement, the validity of this Offering or the Operating Agreement, the construction of the terms, and the interpretation of the rights and duties of the parties to this Offering or the Operating Agreement. The forum selected for any proceeding or suit related to a dispute among the Members or related to this Offering or the Operating Agreement shall be in a federal or state court of competent jurisdiction located in Santa Rosa or Escambia County, Florida. The Members each consent to said courts' personal jurisdiction over them, and waive any defense, whether asserted by motion or pleading, that Santa Rosa or Escambia County, Florida is an improper or inconvenient venue.

II.   SUMMARY OF THE BUSINESS

Pure Title, LLC is a real estate title company located in Gulf Breeze, Florida. Pure Title facilitates and streamlines real estate transactions by providing comprehensive title insurance protection and professional settlement services.

Pure Title helps homebuyers and sellers, real estate agents and brokers, mortgage lenders, commercial property professionals, homebuilders and developers, title agencies and legal professionals close transactions.[1] Pure Title provides the following services:

- Title Search

- Review of Outstanding Mortgages

- Search for Existing Liens

- Review of Unpaid Homeowners Association Dues

- Search for Judgments Or Unpaid Tax Liens

- Review of any Restrictions on the Free Transfer of Ownership in the Property

- Review of Easements

- Review of Leases

- Conduct a Property Survey

- Prepare Abstract of Title and Title Opinion

- Title Insurance

- Owner's Title Policies

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[1] In no event will Pure Title, LLC provide legal advice to any homebuyer and seller, real estate agent or broker, mortgage lender, commercial property professional, homebuilder, developer, title agency, legal professional, or any other person or entity.

III. MANAGEMENT

**Management
of the Company**

The business and affairs of the Company shall be managed under the direction and control of the Manager, and all powers of the Company shall be exercised by or under the authority of the Manager, subject to the limitations set forth in Section 6.7 of the Operating Agreement; provided, however, that if the Manager is not a licensed title agent, then the Manager shall designate a licensed title insurance agent to run the day-to-day business operations of the Company. No other person shall have the any right or authority to act for or bind the Company except as permitted under this Agreement or as required by law. The power and authority of the Manager is set forth in Section 6.7. The Manager may take any action required or permitted hereunder by a written consent signed by the Manager. Kerry Anne Schultz, who is also a Founder, shall be the initial Manager of the Company. Additional Founders of the Company are Robert Rinke and Rhys Rinke.

Kerry Anne Schultz

Ms. Schultz is currently a member of the Florida Bar Association; American Bar Association and the Section of Real Property, Probate and Trust Law; Attorney-Realtor Committee of the Florida Bar Association; Pensacola Inns of Court; Member of Community Service Committee of the Escambia-Santa Rosa Bar Associations; Member of Attorney/Realtor Relations Committee of the Escambia-Santa Rosa Bar Associations; Member and Prior Board Member of the Escambia-Santa Rosa Real Estate Council; Instructor with the Florida Division of Real Estate teaching the Real Estate Contracts Course and Ethical Considerations in Real Estate Transactions to real estate agents and brokers; Instructor with Sterling Education Services, Inc., teaching Leases and Landlord-Tenant Law; Volunteer and prior Board Member of Junior Achievement of Northwest Florida, Inc.; Agent of Attorney's Title Fund Services, Old Republic Insurance Company; Trustee of Pensacola Little Theatre; Board of Governors of the Pensacola State College Foundation; Member of Strathmore's Who's Who; Member and prior President of Gulf Breeze Rotary; Prior Rotary District 6940 Treasurer; Area Governor for Rotary District 6940; Attorney Board Member for the Early Learning Coalition of Escambia County; prior Board Member of the Navarre Beach Area Chamber of Commerce; Board Attorney of Better Business Bureau of Northwest Florida; Member of the Navarre Beach Area Chamber of Commerce Foundation; Commissioner on the Florida Volunteerism and Community Service; 2018 Rotary District 6940 District Conference Chair; Sacred Heart Foundation Board; 2019 Rotary District 6940 District Conference Committee; a 2009 and 2010 Rising Star Florida Super Lawyer; Board Member of The Starfish Project; Gulf Breeze Rotary's 2018 "Citizen of the Year." In 2020, Governor DeSantis appointed Ms. Schultz to the Judicial Nominating Commission for the First District.

Ms. Schultz frequently participates as a lecturer and contributor in teaching seminars on Contracts and Ethics for the Florida Department of Real Estate to real estate professionals including the following: "Rainmaking in a Drier Real Estate Market"—Attorneys' Title Insurance Fund, Inc., (2007 Fund Assembly); "Short-Sales & Other Distressed Property Transactions"—The 2008 Fund Situation Room Seminar; "2008 Pre-Contract to Post-Closing Seminar;" "Ethical Considerations in Real Estate Transactions," 2008 Escambia-Santa Rosa Attorney-Realtor Seminar; "Landlord-Tenant Law Update" (2010-2014 Sterling Education Faculty).

Robert Rinke

Co-Owner/Broker of Levin Rinke Realty and Managing Partner of Levin Rinke Development.

Robert Rinke started Levin Rinke Realty with the late Allen Levin, selling over $3 billion in Real Estate over the last 30 years.

Under Robert's leadership, Levin Rinke Realty is #1 independent Real Estate Brokerage in the region. He personally invests himself in his Agent's careers, offering personal trainings, motivation and in-depth marketing expertise.

Rhys Rinke

Co-Owner

Rhys Rinke is a Pensacola native and a graduate of Florida Atlantic University where he majored in business.

Rhys has been with Levin Rinke Realty for the past 7 years and has spent much of his tenure with the company overseeing the company's marketing department and data management. Rhys's passion is building resources for Levin Rinke Realty agents so they can better serve their clients.

Management Fee	As compensation for the management services rendered by the Manager to the Company, the Company shall pay the Manager a monthly management fee equal to twenty percent (20%) of the gross income of the Company for such quarter after underwriting expenses.
Expense Reimbursement	The Company shall promptly reimburse the Manager for all costs and expenses reasonably incurred by the Manager in connection with the business of the Company (including any costs and expenses incurred by the Manager in connection with the formation of the Company).
Indemnification Rights of the Manager	The Company, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of the Company's property) shall indemnify, save harmless, and pay all judgments and claims against the Manager relating to any liability or damage incurred by reason of any act performed or omitted to be performed by the Manager in connection with the business of the Company, including attorneys' fees incurred by the Manager in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, including all such liabilities under federal and state securities law (including the Securities Act of 1933, as amended) as permitted by law.
	In the event of any action by a Member against the Manager, including a Company derivative suit, the Company shall indemnify, save harmless, and pay all expenses of the Manager, including attorneys' fees, incurred in the defense of such action, if the Manager is successful in such action.
	Notwithstanding the provisions above, the Company shall not indemnify the Manager from any liability for fraud, bad faith, willful misconduct or gross negligence.

IV. CAPITALIZATION SUMMARY

Financial Information. The Company is making available Class B Units, representing up to 20% of the total aggregate shares of the Company to Prospective Investors as part of this Offering. Additional Offerings may be made available at a later point in time as capital requirements necessitate deployment of additional capital.

Capitalization. The rights between the Class A Members and the Class B Members (collectively, the "Members") are more fully set forth in the Operating Agreement, a copy of which is attached hereto as <u>Exhibit A</u>.

Class A Units. There are 800,000 issued Class A Units to the Founders of the Company. See the Operating Agreement for further details. The Class A Units are not subject to dilution in the event the Company issues additional Class B Units (such that the holders of Class A Units, collectively, will have the right to receive 80% of the distributions from the Company regardless of the number of Class B Units issued by the Company). *See* the *Operating Agreement* for further details.

Class B Units. The Company has authorized the issuance of up to 200,000 issued Class B Units to be made available to qualified Prospective Investors. The Class B Units may dilute subject to future offerings by the Company. See the Operating Agreement for further details.

Purchase Price Per Unit. The purchase price for a Class B Unit is $0.25 per Unit.

Distributions. Cash available from the operation of the Company's business, net of all applicable expenses and amounts required in the Managers' discretion to pay or reserve for current or potential future costs, expenses, indebtedness, taxes (including withholding taxes) and liabilities will be distributed to Members on an aggregate basis, according to the following formula and in such amounts as the Managers will determine:

(i) eighty percent (80%) to the holders of Class A Units, pro rata in accordance with their respective Class A Membership Percentages; and

(ii) twenty percent (20%) to the holders of Class B Units, pro rata in accordance with their respective Class B Membership Percentages.

Additional Funds; Dilution. The Company may offer additional Class B Units to additional affiliated real estate agents in the future, which may be dilutive to existing Class B Members, including current Prospective Investors. The Class A Units are not subject to dilution in the event the Company issues additional Class B Units (such that the holders of Class A Units, collectively, will have the right to receive 80% of the distributions from the Company regardless of the number of Class B Units issued by the Company. *See* the *Operating Agreement* for further details.

Structure. The Company will be owned entirely by the Members. The Company will contribute funds raised under the Offering to achieve its business plan as determined in the sole discretion of the Manager.

All funds raised by the Company will be employed in accordance with the Operating Agreement. Prospective Investors are strongly encouraged to carefully review both the Operating Agreement and Subscription Agreement and discuss the foregoing structure and risks associated with such structure with their respective attorneys, accountants, and business advisors.

The precise allocation of capital deployed by the Company to achieve its business plan will be dependent upon the specific opportunity and will be determined in the sole discretion of the Manager

V. RISK FACTORS

Prospective investors should carefully consider the following risk factors, together with all of the other information included in this Memorandum, before deciding to subscribe for Units. As a result of these factors, as well as other risks inherent in any investment, there can be no assurance that the Company will be able to meet its business

objectives or otherwise be able to successfully carry out its investment program.

AN INVESTMENT IN THE COMPANY INVOLVES A NUMBER OF SIGNIFICANT RISK FACTORS. IN ADDITION TO THOSE FACTORS SET FORTH BELOW, SUBSCRIBERS SHOULD CAREFULLY CONSIDER THE ELEMENTS OF RISK INHERENT IN THE INTERESTS BEING OFFERED. SUBSCRIBERS ARE URGED TO CONSULT THEIR OWN TAX AND FINANCIAL COUNSEL IN RELATION TO THIS OFFERING.

SPECULATIVE NATURE OF INVESTMENT. THE INTERESTS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.

RISKS: TITLE INSURANCE INDUSTRY, REGULATIONS AND LICENSING

Competitive Market. Title insurance is a $16.4 billion industry in the United States dominated by s small handful of companies. It is estimated that these companies control an estimated 85-90% of the market and have leveraged their significant financial clout to maintain dominance. Like any industry dominated for many years by a handful of companies, it will be extremely difficult for us to break into the market and compete.

General Economic and Other Conditions. The Company's activities may be adversely affected from time to time by such matters as changes in general economic, industrial and national conditions, changes in local, state, and federal taxes, dynamic prices and costs, utility rate changes, employment and human resources issues, leasing and real estate market, and other factors of a general nature that are beyond the control of the Company.

Risk of Regulation. The title insurance business is complex and heavily regulated. We expect to devote substantial resources to compliance matters and could incur significant ongoing costs to comply with new and existing laws and governmental regulation. If we fail to operate our business in compliance with applicable laws and regulations, our business, reputation, financial condition and results of operations could be materially and adversely affected. Our failure to comply with all applicable federal, state and local laws could result in, among other things (i) loss of our licenses to engage in our businesses, (ii) government investigations and enforcement actions against us, (iii) fines, penalties and judgments against us, (iv) civil lawsuits, including class actions, (v) criminal liability, and (vi) breaches of covenants and representations under our servicing agreements, debt agreements or other agreements.

Title Insurance Licenses. We will need to obtain licenses in all states or other jurisdictions that require a title insurance license or related business license. If we cannot obtain a title insurance license in a given state where such a license is required, we will not issue title insurance in that state, which may limit our ability to grow our business and attract and retain customers (some of whom may require that we be licensed nationally or in certain jurisdictions to do business with us).

RISKS: COMPANY OPERATIONS

Lack of Operating History. The Company is newly formed and, accordingly, has little or no operating history upon which potential investors can evaluate the Company's likely performance. Although the members and affiliates of the Company may have experience in the real estate and title insurance industry, there can be no assurance that the performance of those activities will be reflective of the future performance of the Company. There is no assurance that the past performance by the Manager, the Founders or any of their affiliates will be indicative of the Company's future results. In addition, there can be no assurance that the Company will be profitable or that investors will receive any distributions from the Company.

We Rely on a Small Group of Employees. The Company has a very small management team. The loss of any key employees could have a material adverse impact on our operations. Additionally, we expect that we could need to hire additional employees to scale our business and execute our growth strategy. There is no guaranty that we will be successful in identifying, hiring, training, and retaining qualified employees when and as needed.

Adverse Conditions. There can be no assurance that the Company will operate profitably. An investment in Units involves the risk of adverse changes in general economic conditions, as well as other factors affecting the Company.

No Voting Rights. Any Class B Member will have no voting rights as a Class B Member of the Company other than as required by law. A Class B Member will neither have the right to vote on the deployment of capital, nor the management of the day-to-day operations of the Company. The management of the Company will be left to the sole discretion of the Manager. Additionally, the Manager may only be removed under limited, specified circumstances.

Side Letter Agreements. The Manager and/or the Founders may enter into a side letter or other similar agreement with a particular Member in connection with its admission to the Company as a Member without the approval of any other Member. The side letters would have the effect of establishing rights under or altering or supplementing the terms of the Operating Agreement with respect to such Member in a manner more favorable to such Member than those applicable to other Members. Any rights or terms so established in a side letter with a Member will govern solely with respect to such Member and will not require the approval of any other Member notwithstanding any other provision of the Operating Agreement.

RISKS: EXPOSURE TO LITIGATION AND OTHER CLAIMS

Incomplete Due Diligence on Title Policies. As an insurer, Pure Title, LLC will perform due diligence with respect to the title of property. If we fail to identify title defects, whether because of a failure of technology, a failure of process, a misinterpretation of data, or otherwise, we could be exposed to unanticipated claims.

Risks Relating to Personally Identifiable Information. We will routinely collect, process, store, use and disclose personal information of homeowners, borrowers, and title insurance customers, including but not limited to names, addresses, social security numbers, bank account numbers, credit card numbers and credit history information. That kind of personal information is subject to various federal, state and other laws regarding data privacy and protection. The regulatory framework for data privacy and protection issues in the United States and internationally is constantly evolving and is likely to remain fluid for the foreseeable future. We may be required to expend significant time, money and other resources towards compliance with such laws, and we may be subject to orders, fines, penalties or other adverse consequences from governmental authorities, as well as lawsuits from consumers, if we fail to comply with such laws. An actual or perceived failure by the Company to properly safeguard and use sensitive personal information could severely damage our reputation and harm our business.

RISKS: THE OFFERING

Non-Disclosure Pursuant to the Securities Exchange Act of 1934. The Company is not required to provide disclosure pursuant to the Securities & Exchange Act of 1934. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Federal and State Securities Laws; Absence of Regulation Applicable to the Company. The Company has not registered this offering under the Securities Act in reliance on the exemptive provisions of Section 4(a)(2) of the Securities Act and Regulation D promulgated by the SEC. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that registration may be deemed to afford. The Company does not intend to register as an "investment company" under the Investment Company Act pursuant to an exemption therefrom. The Managers do not intend to register as an "investment adviser" under the Investment Advisers Act pursuant to an exemption therefrom. Investors in the Company, therefore, will not have the protections that may be deemed to be afforded to investors under those acts.

Offering Price. The offering price has been arbitrarily determined by the Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. The Company does not represent that the Class B Units have or will

have a market value equal to their offering price or that the Class B Units could be resold (if at all) at their original offering price.

Additional Funds; Dilution. The Company may offer additional Class B Units to additional affiliated real estate agents in the future, which may be dilutive to existing Class B Members, including current Prospective Investors. The Class A Units are not subject to dilution in the event the Company issues additional Class B Units (such that the holders of Class A Units, collectively, will have the right to receive 80% of the distributions from the Company regardless of the number of Class B Units issued by the Company.

No Assurance of Cash Distributions. There can be no assurance that there will be any cash distributions made to the Company from the underlying businesses invested into by the Company or to the Class B Members of the Company or that any cumulative cash distributions by the Company will equal or exceed the amounts invested by a purchaser of Class B Units.

Leverage Risks. To the extent the Company incurs indebtedness, principal and interest payments on such indebtedness will have to be made when due, regardless of whether sufficient cash flow or income is available. If payments on any debts and obligations are not made when due by these businesses, they may sustain a loss on its investment. Such a loss may result in substantial adverse consequences to the Company, including adverse income tax consequences.

Restrictions on Transferability; Lack of Liquidity. The Class BUnits have not been registered under the Securities Act or any applicable state securities laws and may only be resold pursuant to the terms provided in §227.501 of Regulation CF. The Class B Units are further subject to certain transfer restrictions contained in the Company's Operating Agreement. The investors in the Company have no right to require such registration. No public or other market exists for the Class B Units, nor is such a market likely to develop. The Company does not intend to apply for listing of the Class B Units on any securities exchange. The transferability of the Class B Units is specifically restricted under the Operating Agreement, which includes a provision requiring the Managers' consent before any transfer can be made.

RISKS: TAXATION

Income Tax Risks. There are various complex federal, state and local tax considerations associated with an investment in the Company. The summary of these considerations set forth in this Memorandum is not intended as a substitute for careful tax planning. The income tax consequences of an investment in the Company are complex and will not be the same for taxpayers. ACCORDINGLY, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS IN RESPECT TO THEIR OWN TAX SITUATION PRIOR TO MAKING AN INVESTMENT IN THE COMPANY.

The Company expects to be treated as a partnership for Federal income tax purposes, with the result that the investors, not the Company, will be taxed on the Company's recognized income and gain. Investors will have this income tax liability even in the absence of cash distributions and thus may have taxable income and income tax liability arising from their investments in the Company in years when they receive no cash distributions from the Company. If this occurs, the tax on such profits will be an out of pocket cost to the investors. In addition to Federal income taxes, each investor may incur income tax liabilities under the state or local income tax laws of certain jurisdictions in which the Company will operate, as well as in the jurisdiction of that investor's residence or domicile. State and local income tax laws vary from one location to another, and federal, state and local income tax laws are both complex and subject to change. In addition, special income tax considerations may apply to qualified employee benefit plans and other tax-exempt entities.

No assurance can be given that the Company's interpretation of the existing Federal income tax laws and Treasury Regulations will not be challenged by the Internal Revenue Service (the "*IRS*"), resulting in any increase in taxable income or a decrease in allowable deductions. In recent years, numerous changes to the Code have been enacted. These changes have affected marginal tax rates, personal exemptions, itemized deductions, depreciation and amortization rates, and other provisions of the Code. There can be no assurance that the present federal income tax treatment of an investment in the Company will not be adversely affected by future legislative, judicial or administrative action. Any modification or change in the Code or the regulations promulgated thereunder, or any

judicial decision, could be applied retroactively to an investment in the Company. In view of this uncertainty, prospective investors are urged to consider ongoing developments in this area and consult their advisors concerning the effects of such developments on an investment in the Company in light of their own personal tax situations.

Information returns filed by the Company are subject to audit by the IRS. An audit of the Company's return may lead to adjustments, in which event the Members may be required to file amended personal federal income tax returns. In addition, any such audit may lead to an audit of a Member's individual tax return, which may lead to adjustments other than those relating to such Member's investment in the Company. The costs of such audit and adjustments would be borne by the affected Members. The tax treatment of items of Company income, loss, deductions, and credits will be determined at the Company level in a unified Company proceeding at which the Manager, as the "partnership representative" of the Company might represent some or all of the Members.

The Manager will use reasonable commercial efforts to cause all tax filings to be made in a timely manner (taking permitted extensions into account). If the Company cannot deliver a Schedule K-1 to the Members by the 15th day of the fourth month after its taxable year (generally April 15th of each calendar year as long as the Company's taxable year is the calendar year), Members may have to file one or more tax filing extensions. Although the Manager will attempt to cause the Company to provide Members with estimated annual Federal tax information prior to April 15th as long as the Company's taxable year is the calendar year, the Company may not be able to obtain annual Federal tax information from all assets by such date. Moreover, although estimates will be provided to the Members by the Company in good faith based on the information obtained from the Company's assets, such estimates may be different from the actual final tax information and such differences could be significant, resulting in interest and penalties to the Members due to underpayment of taxes or loss of use of funds for an extended period of time due to overpayment of taxes.

In evaluating an investment in the Company, a prospective investor should consider all of the tax consequences of the investment, including (i) "at risk" limitations, (ii) determination of an investor's basis in the Units, (iii) allocations of profit and losses, (iv) interest expense, (v) disposition of the Property or Units, (vi) organization, start-up and syndication expenses, (vii) risk of audit, (viii) imposition of penalties and interest, (ix) passive activity loss limitations, (x) depreciation, (xi) the possibility of tax liability on the Company's current operating income in excess of amounts that the Manager deems advisable to distribute; (xii) the possibility that state or local income tax treatment may be adverse; and (xiii) the possibility that there may be adverse changes in the income tax laws and their interpretation. Moreover, there is uncertainty concerning certain other of the income tax aspects of an investment in the Company, and there can be no assurance that some of the deductions claimed or positions taken by the Company may not be successfully challenged by the IRS. The Company will consider taking all deductions and positions for which there is support, even though it may be aware that the IRS might not agree. An audit of the Company's information return may result in the disallowance of certain deductions, an increase in the Company's gross or taxable income and an audit of the income tax or information returns of the investors that could further result in adverse adjustments to non-Company items of income, deductions or credits.

The Company will not seek a ruling from the IRS with respect to any tax matters described in this Memorandum, and it is unlikely that such a ruling could be obtained, if sought.

RISKS: MANAGEMENT

Conflicts of Interest. The interests of one or more of the Members of the Company and the Company may conflict from time to time. Although the Manager, the Founders and their affiliates, agents and employees will devote as much time to the business of the Company as is reasonably necessary to manage and supervise the business and affairs of the Company and to accomplish the purposes of the Company, the Manager, the Founders and their affiliates, agents and employees may engage in other business ventures, some of which may be in competition with the Company, or may pursue business opportunities whether or not arising from the conduct of Company business. The Manager, the Founders and their affiliates, agents and employees may be subject to other obligations that affect their ability to perform their obligations to the Company.

Reliance on Manager. The Manager will be relying to a substantial extent on the experience, relationships, expertise of the key members of the Company, in particular, the other Founders. The loss of the services of any of the key members of the Company or a Founder or Manager could have a material adverse effect on the Company's

operations. There can be no assurance that the Manager or the Company will be able to attract and hire suitable replacements in the event of any such loss of services.

Lack of Management Control by Members. The Members will have no right or power to take part in the management or control of the business of the Company. The Business will be managed solely by the Manager. Please see the Operating Agreement, included as <u>Exhibit A</u> for additional information.

Limited Recourse. Neither the Manager nor their affiliates, employees and agents will be liable to the Members for any loss, liability, damage, cost or expense incurred as a result of any act or omission concerning the business or activities of the Company so long as the Manager, the Founders and their affiliates, employees and agents act in good faith and are not guilty of gross negligence, willful misconduct or violation of fiduciary duty. As a result, Members may have a more limited right of action than they would in the absence of this provision.

RISKS: LEGAL DISCLOSURE

Limited Employment of Counsel. Legal counsel for the Company does not represent the potential Members in connection with the business of the Company or any offering of Units, and such counsel disclaims any fiduciary or attorney-client relationship with the investors. Potential Members should obtain the advice of their own legal counsel regarding legal matters. Legal counsel for the Company was not requested to, and did not attempt to, verify or confirm any statement contained in this Memorandum and the exhibits hereto regarding the Company or its affiliates.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE COMPANY IS INFORMING PROSPECTIVE INVESTORS THAT: (A) THIS SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

VI.   OTHER REGULATORY CONSIDERATIONS

Certain ERISA Considerations	A fiduciary with respect to the assets of an employee benefit plan subject to Part 4 of Subtitle B of Part I of ERISA ("*ERISA Plan*") should consider its fiduciary duties under ERISA in the context of the plan's particular circumstances before acquiring any Units. Accordingly, such fiduciary should consider, among other things, (i) whether the investment satisfies the diversification requirements of ERISA, (ii) whether the investment is in accordance with the documents governing the plan and (iii) whether the investment is prudent, considering the nature of the Company's proposed operations, the compensation structure, the absence of any operating history for the Company and the factors discussed above.

In addition, any person utilizing assets of any ERISA Plan, any plan within the meaning of Code Section 4975 (including an individual retirement account) or any person deemed to be using assets of any such ERISA Plan or plan pursuant to applicable law (collectively, "*Plans*") should consider the applicability of the prohibited transaction provisions of ERISA and Code Section 4975, as the case may be, to its acquisition and holding of any Interest and the operation of the Company. Governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as described in Section 3(33) of ERISA) and certain foreign benefit plans (as defined for purposes of Section 4 of ERISA and Code Section 4975) are not subject to such prohibited transaction provisions.

Subscribers that are employee benefit plans ("*Benefit Plan Investors*") should be

aware that a Department of Labor regulation promulgated pursuant to ERISA generally provides that under certain conditions the underlying assets of an entity such as the Company could be considered plan assets. Unless an exception applies, this "look-through rule" applies when Benefit Plan Investors in the aggregate hold 25% or more of any class of equity interest in the entity. The Company intends to limit participation by Benefit Plan Investors to less than 25% unless counsel advises the Company that the requirements for an exemption are satisfied.

It is the responsibility of the appropriate fiduciary of each ERISA Plan to ensure that the purchase of Units by such ERISA Plan is consistent with all applicable requirements of ERISA and the Code in the special context of the particular ERISA Plan. Neither the Managers nor any of their Affiliates is acting as a fiduciary or providing investment advice to any ERISA Plan with respect to the ERISA Plan's decision whether to purchase Units. In all cases, that decision must be made by a ERISA Plan fiduciary independent of the Managers.

Certain Regulatory Considerations

Securities Act. The Units have not been and will not be registered under the Securities Act, the securities laws of any State in the United States or the securities laws of any other jurisdiction, and the Company does not intend to register the Units under such laws, unless required to do so. The Units offered hereby are being offered in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and other exemptions of similar import in the laws of the states and other jurisdictions where the Offering will be made.

Investment Company Act of 1940. The Company will be exempt from registration under the Investment Company Act of 1940.

Anti-Money Laundering and Similar Regulations. The Managers may be required to comply with Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "*USA PATRIOT Act*") and any relevant regulations and any other applicable U.S. or other laws or regulations, including regulations promulgated by the Department of Treasury's Office of Foreign Assets Control ("*OFAC*"). The Company and the Managers may be required to obtain a detailed verification of the identity of each investor in the Company, the identity of any beneficial owner of any such investor, and the source of funds used to subscribe for Units in the Company. Each prospective investor will be required to represent that it is not a prohibited person (a "*Prohibited Person*"), as defined by the USA PATRIOT Act, United States Executive Order 13224, and other relevant legislation and regulations, including regulations promulgated by OFAC.

Should a prospective investor or Member refuse to provide any information required for verification purposes, the Company may refuse to accept a subscription or may cause the redemption of the Units held by any such Member. The Company and the Managers may request such additional information from prospective investors or Members as is necessary in order to comply with the USA PATRIOT Act, United States Executive Order 13224, and other relevant U.S. or other anti-money laundering legislation and regulations, including regulations promulgated by OFAC.

The Company, by written notice to any Member, may redeem the Units held by such Member for an amount equal to such Member's unreturned capital contributions if the Manager reasonably deems it necessary to do so in order to comply with any legal requirements, including the USA PATRIOT Act, United States Executive Order 13224, and any other relevant anti-money laundering legislation and

regulations, including regulations promulgated by OFAC, applicable to the Company, the Manager or any of the Company's other service providers, or if so ordered by a competent U.S. or other court or regulatory authority.

VII.   FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of certain US federal income tax considerations relating to an investment in the Company. This discussion is based on provisions of the Code, on the regulations promulgated thereunder and on published administrative rulings and judicial decisions now in effect, all of which are subject to change or to differing interpretations. No assurance can be given that future legislation, pending or proposed regulations, administrative rulings or court decisions will not affect the conclusions set forth in this discussion. The discussion does not deal with all the potential tax consequences of an investment in the Company, especially for certain categories of investors that are subject to special rules. This discussion is general and necessarily omits discussion of special rules applicable to certain investors, such as persons who are not residents of the United States, tax-exempt investors, banks, thrifts, insurance companies, dealers and traders in securities that elect to mark their securities portfolios to market and other investors that do not own their Units as capital assets. The actual tax and financial consequences of the purchase and ownership of Units will vary depending upon the investor's circumstances. Furthermore, the Federal income taxation of members of a limited liability company is extremely complex and may involve, among other things, significant issues as to the timing, character, and allocation of gains and losses, various limitations on the deductibility of losses, and relationships between a member's investment in the limited liability company and the member's other investments and activities. In addition, this discussion does not address the tax consequences of investing in the Company through a partnership or other pass-through entity for US federal income tax purposes, or the application of state, local or US federal estate taxes to an investment in the Company.

THE COMPANY WILL NOT SEEK ANY TAX RULINGS FROM ANY TAX AUTHORITIES OR OBTAIN TAX OPINIONS FROM ITS ATTORNEYS IN RESPECT OF ANY OF THE MATTERS DISCUSSED HEREIN.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF THE PURCHASE AND OWNERSHIP OF INTERESTS IN THE FUND. NEITHER THE MANAGERS NOR THEIR AFFILIATES NOR COUNSEL FOR THE FUND HAS PROVIDED ANY TAX (OR OTHER LEGAL) ADVICE TO ANY INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN TAX ADVISORS AND LEGAL COUNSEL WHO MUST REVIEW ALL DOCUMENTATION.

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, THE COMPANY IS INFORMING PROSPECTIVE INVESTORS THAT: (A) THIS SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER; (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. DICKINSON WRIGHT IS NOT PROVIDING ANY TAX ADVICE TO ANY PROSPECTIVE INVESTOR.

Company Status. Under current US treasury regulations, a domestic entity that has two or more owners and that is not organized as a corporation under US federal or state law will generally be classified as a partnership for US federal income tax purposes, unless it elects to be treated as a corporation. The Manager will not elect for the Company to be classified as a corporation for US federal income tax purposes. Thus (subject to the discussion of "publicly traded partnerships" below), the Company will be treated as a partnership for US federal income tax purposes. However, classification of an entity as a "partnership" for US federal income tax purposes may not be respected for state or local tax purposes.

An entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be

taxable as a corporation if it is a "publicly traded partnership" (as defined in the Internal Revenue Code, the "*Code*"). The Manager intends to operate the Company so that it will not be treated as a "publicly traded partnership," and the Manager has authority under the Operating Agreement to take such actions as the Manager believes (upon advice of counsel) to be helpful in avoiding publicly traded partnership status. The Company intends to obtain and rely on appropriate representations and undertakings from each investor in order to help assure that the Company is not treated as a publicly traded partnership (including establishing time delay or other restrictions on transfers).

If the Company was classified as a corporation, it would be required to pay federal income tax at the corporate tax rate on its taxable income. In such case, the amount of cash available for reinvestment or distribution to the investors would be substantially less than if the Company were classified as a partnership for federal income tax purposes. Moreover, any distributions by the Company to an investor generally would be taxable to that investor as a dividend.

The following discussion assumes that the Company will be treated in its entirety as a partnership for federal income tax purposes.

Taxation of Company. It is anticipated that the Company will use the accrual method of accounting to report income and deductions for tax purposes. It will report on the basis of a calendar year, unless required to adopt a different fiscal year for Federal income tax purposes. The Company will file an annual Federal informational tax return, Form 1065, reporting its operations for each calendar year to the IRS, and will provide each Member with the information on such Member's Schedule K-1 to Form 1065 necessary to include in such Member's tax returns the tax information arising from such Member's investment in the Company. Section 6222 of the Code requires that the Members file their returns in a manner consistent with the treatment of partnership items on the Company return, unless a statement is filed with the IRS identifying the inconsistency. In general, the Company will not itself be a taxable entity for Federal income tax purposes. Rather, the Company's items of income, gain, loss, deduction and credit (if any), and the character of such items (*e.g.,* as interest or dividend income, or as investment interest deductions), will generally flow through to the Members, with each Member reporting such Member's distributive share of the items on such Member's Federal income tax return for the taxable year which includes the end of the Company's year. The Members will be taxed on Company income regardless of whether they receive cash distributions from the Company. Thus, it is possible that a Member could incur income tax liability with respect to such Member's share of the income of the Company without receiving a distribution from the Company to pay such liability. In general, cash distributions from the Company to a Member (including a deemed distribution from a reduction in the Member's share of partnership liabilities) will not be taxable except to the extent distributions during a taxable year exceed the Member's share of the Company's taxable income for such taxable year and the Member's adjusted tax basis in its Interest.

Taxation of Agent Investors. Provided that the Company is classified as a partnership for federal income tax purposes, each investor will be required to report on its federal income tax return, and will be subject to tax in respect of, its distributive share of each item of the Company's income, gain, loss, deduction and credit for each taxable year of the Company ending with or within the investor's taxable year. See "*Allocations of Income, Gain, Loss, Deduction and Credits*" below. Each item generally will have the same character (*e.g.,* ordinary income or capital gain), as if the investor had realized the item directly. Investors must report these items regardless of the extent to which, or whether, they receive cash distributions from the Company for such taxable year and thus may incur income tax liabilities in excess of any distributions from the Company. The Company could also have income without cash to the extent mortgage amortization for a taxable year exceeds the Company's depreciation deductions for such taxable year.

Company Distributions. Cash distributions from the Company to an investor and, in certain circumstances, distributions of certain marketable securities treated as cash distributions, are generally not taxable. Instead, an investor's adjusted basis in such investor's Interest will generally be reduced by the amount of such distribution. However, to the extent such distributions exceed the adjusted basis of an investor's Interest, the investor will recognize gain. Distributions (other than liquidating distributions) of property other than cash or marketable securities will reduce the adjusted basis (but not below zero) of an investor's Interest by the amount of the Company's adjusted basis in such property immediately before its distribution.

Cost Recovery Allowances. For income tax purposes, amounts paid to purchase land are not subject to cost recovery allowances (*i.e.,* depreciation), while amounts paid to purchase commercial rental real estate are recoverable on a straight line basis over a period of 39 years, amounts paid to purchase residential rental real estate are recoverable on a straight line basis over a period of 27.5 years, and amounts paid to purchase tangible personal property are recoverable over various periods (generally 7 years). When a completed building is purchased, the total amount paid (and any related capitalized costs) must be allocated among the various categories of assets acquired. If the property is later sold at a gain for income tax purposes, cost recovery allowances are subject to "recapture" (i.e., recharacterization such that they are taxed at other than long term capital gains rates) which is discussed in greater detail in a later section.

Organization and Syndication Expenses. In general, neither the Company nor any investor may deduct organization or syndication expenses. Syndication expenses (*i.e.*, amounts paid or incurred to promote the sale of (or to sell) Units) must be capitalized and cannot be amortized or otherwise deducted. An election may be made by the Company to amortize organization expenses over a one hundred eighty (180) month period. The Managers intend to make this election.

Restrictions on Deductibility of Expenses and Other Losses. In the case of investors that are individuals or trusts, the ability to use certain specific items of deduction attributable to the investment activities of the Company may be limited under the investment interest limitation under Section 163(d) of the Code, the 2% floor on miscellaneous itemized deductions (including investment expenses) in Section 67 of the Code and/or other provisions of the Code. It is not possible to predict the extent to which any of the foregoing provisions of the Code will be applicable, since that will depend upon the exact nature of the future operations of the Company as well as the individual tax positions of such investors. However, such provisions could, among other things, cause an investor to realize income from such investor's investment in the Units even if such investor does not have positive taxable income on an overall basis.

Investors other than certain widely-held corporations are generally permitted to deduct losses from a "passive activity" (in general, business activities in which the taxpayer does not materially participate and all rental activities which, generally, will include an interest in certain activities engaged in by the Company) only against passive activity income or upon the disposition of the investor's interest in the passive activity. Any loss that cannot be deducted under the passive activity loss provisions may be carried forward and deducted by the investor in future tax years to the extent permitted by the passive activity loss provisions. The passive activity provisions generally apply in addition to other restrictions in the Code applicable to losses.

Subject to certain conditions and limitations, losses allocated to an investor by the Company may be deducted by the investor only to the extent of the investor's adjusted tax basis in the investor's Units as of the end of the taxable year in which the loss is incurred. Any loss that cannot be deducted under this basis limitation rule may be carried forward and used by the investor in any future tax year to the extent of the investor's adjusted basis in the investor's Units.

Under the so called at-risk rules, non-corporate and certain corporate investors may deduct losses from a business activity only to the extent they are at risk with respect to the activity at the end of the taxable year. An investor is generally at risk to the extent such investor contributes money to an activity or for such investor's share of amounts borrowed with respect to the activity for which such investor is personally liable, and for certain types of "nonrecourse" liabilities.

Tax Treatment of Capital Gains and Losses. Present U.S. federal income tax law taxes capital gains of corporations at the rates applicable to corporate ordinary income. The portion of gain (if any) that is long-term capital gain will be subject to a maximum federal income tax rate of 15% (20% for Members whose taxable income exceeds certain levels (which are adjusted annually for inflation and for are currently (for tax year 2021) $501,600 if they file jointly, $445,850 if they are unmarried, and $250,800 if they are married and file separately). Ordinary income of non-corporate taxpayers on assets held for one year or less will be taxed at the Member's highest marginal tax rate (currently the maximum rate for individuals is 37%).

A net capital loss allocated to an investor may be used to offset other capital gains. For a taxpayer other than a corporation, such net capital loss also may be used to offset ordinary income up to U.S. $3,000 per year. In general,

for taxpayers other than corporations, the unused portion of such loss may be carried forward indefinitely, but not carried back. In the case of a corporate taxpayer, such capital loss may be used to offset only capital gains, but the unused portion of such loss generally may be carried back three years or forward five years. Further, the amount that may be carried back is limited to an amount which does not cause or increase a net operating loss in a carryback year.

Even in the case of a capital gain realized by the Company, investors will be subject to tax at applicable ordinary income tax rates to the extent of depreciation recapture attributable to the disposition of certain personal property. Any remaining gains will be subject to taxation at the applicable capital gain tax rates, including, with regard to non-corporate investors, the rate applicable to such investor's share of any "unrecaptured section 1250 gain" (i.e., previously claimed depreciation deductions with respect to depreciable real property that would not otherwise be recaptured as ordinary income pursuant to Section 1250 of the Code).

An exception to capital gains treatment exists for gains realized from the sale or other disposition of real property used in a trade or business unless such property qualifies as "Section 1231 property." Generally, Section 1231 of the Code provides that "Section 1231 property" includes real property and depreciable assets used in a trade or business that have been held for more than one year, but does not include inventory or other property held primarily for sale to customers in the ordinary course of a trade or business. If a property constitutes Section 1231 property, an investor would combine his, her or its distributive share of Company gains or losses attributable to such assets with any other Section 1231 gains or losses realized by such investor in that year, and the resultant net Section 1231 gains or losses would be taxed as capital gains or constitute ordinary losses, as the case may be. In general, net Section 1231 gains are recaptured as ordinary income to the extent of net Section 1231 losses in the five preceding taxable years. However, it is anticipated that the Company will own its Investments subject to net leases. As a result, the Company may not be considered to use its real property in a "trade or business" and, if so, Section 1231 will not apply.

Sale or Exchange of an Interest. An investor will generally be required to recognize gain or loss on the sale or exchange of a Class B Unit measured by the difference between the amount realized on the sale or exchange and the investor's adjusted tax basis in the Interest sold. The amount realized will include the investor's allocable share of certain Company indebtedness, as well as any proceeds from the sale. Thus, an investor's tax liability upon the sale of an Interest may exceed the investor's cash proceeds from such disposition.

The gain or loss recognized by an investor on the sale or exchange of an Interest generally will be taxable as capital gain or loss, except that (a) the gain will be taxed at the 25% rate to the extent of the unrecaptured Section 1250 depreciation deductions and (b) the gain will be ordinary income to the extent attributable to the investor's allocable share of (i) "unrealized receivables" (as defined in Code Section 751, which includes depreciation recapture) of the Company and (ii) certain "inventory items" (as defined in Code Section 751) of the Company.

If investors are admitted in multiple closings, the contributions by later admitted investors that are distributed to earlier admitted investors will be treated as a sale of a portion of their Units upon which gain equal to prior loss allocations may be recognized by the earlier admitted investors. In addition, any interest received from later admitted investors will be taxable upon receipt by earlier admitted investors.

Current Tax Rates. The maximum federal marginal income tax rate for 2021 is 37% for the portion of a married couple's taxable income as reflected on a joint return that exceeds $628,300. For an unmarried individual, the 37% maximum marginal rate begins to apply at $523,600 in taxable income, and for a married individual filing separately the marginal rate applies to taxable income in 2021 of $314,150. Qualified dividends and long term capital gains income qualify for a reduced rate of 15% (20% for taxpayers who are in the 37% bracket).

Medicare Tax Imposed on "Net Investment Income." A Net Investment Income Tax went into effect on January 1, 2013, (in addition to regular income taxes) which imposed is at the rate of 3.8% on the lesser of (a) "net investment income" or (b) the excess of modified adjusted gross income over $250,000 on a joint return, $125,000 for married persons filing separate returns, and $200,000 for other taxpayers. For this purpose, "net investment income" will include interest, dividends, rents, royalties, "passive income," and gains associated with asset generating investment income reduced by expenses, deductions and losses associated with such income and assets. Investors will be subject to this new tax on their allocable shares of any net operating income generated by the

Company, any gains from the Company's sale of its assets, and any gains from the sale of their Units, but they should be allowed to offset their allocable share of any recognized losses from normal operations, the sale of Company assets or a sale of their Units (to the extent recognized in a given year) in determining their net investment income in such year.

Alternative Minimum Tax Consequences. Prospective investors who are subject to the alternative minimum tax (the "*AMT*") should consider the tax consequences of an investment in the Company in view of their AMT position, taking into account the special rules that apply in computing the AMT, including the adjustments to depreciation deductions (if any), the special limitations as to the use of net operating losses and, in the case of individual taxpayers, the complete disallowance of miscellaneous itemized deductions and deductions for state and local taxes.

Administrative Matters. If the IRS audits tax returns of the Company, the Manager generally would control the conduct of such tax audit in her capacity as "partnership representative" of the Company, which would include the decision as to whether to extend the statute of limitations of the Company and its investors with respect to such returns. If the IRS were to successfully assert that any adjustment should be made to the returns of the Company for any taxable year, the investors generally would be required to amend their own tax returns for such year to reflect that adjustment. Any such audit, and resulting professional and controversy costs, could result in substantial Company or investor exposure to additional tax liability and costs that would reduce the distributions from the Company or the profitability of an investment in the Company.

State and Local Taxes. Prospective investors should also consider the potential state and local tax consequences of an investment in the Company. In addition to being taxed in its own state or locality of residence, an investor may be subject to tax return filing obligations and income, franchise and other taxes in jurisdictions in which the Company operates. Further, the Company may be subject to state and/or local tax. Potential investors should consult their own tax advisors regarding the state and local tax consequences of an investment in the Company.

Withholding -- Deemed Distributions. Any federal, state or local tax withholding by the Company with respect to an investor will be treated as a distribution to the investor by the Company for all purposes (and then as a payment of the tax by the Company as agent for such investor).

Other Taxation. Income or gains from Investments held by the Company may be subject to withholding taxes or other taxes in jurisdictions other than the United States, subject to the possibility of reduction under applicable tax treaties.

Investor Tax Filings and Record Retention. The U.S. Treasury Department has recently adopted regulations designed to assist the IRS in identifying abusive tax shelter transactions. In general, the regulations require participants in specified transactions (including certain partners or members of entities that engage in such transactions) to satisfy certain special tax filing and record retention requirements. The tax law imposes significant monetary penalties for failure to comply with these tax filing and record retention rules.

The regulations are broad and additional transactions not now within the scope of these rules may be added in the future. Although not contemplated now based on the current scope of the rules, it is conceivable that the Company may enter into such transactions that will subject the Company and certain investors to the special tax filing and record retention rules. Additionally, an investor's recognition of a loss on its disposition of its Interest (or an investor's allocable share of the Company's loss on a disposition of shares in the Subsidiary REIT) could in certain circumstances subject such investor to these rules.

Foreign and Tax Exempt Investors. Foreign and tax exempt investors may be subject to different federal income tax consequences than those described above. Accordingly, A FOREIGN OR TAX EXEMPT INVESTOR SHOULD CONSULT WITH THE INVESTOR'S OWN TAX ADVISOR FOR SPECIFIC INFORMATION ON THE TAX CONSEQUENCES OF THE INVESTOR'S INVESTMENT IN THE FUND.

AS REQUIRED BY U.S. TREASURY REGULATIONS GOVERNING TAX PRACTICE, YOU ARE HEREBY ADVISED THAT ANY WRITTEN TAX ADVICE CONTAINED HEREIN WAS NOT WRITTEN

OR INTENDED TO BE USED (AND CANNOT BY USED) BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE.

THE ADVICE WAS PREPARED TO SUPPORT THE PROMOTION OR MARKETING OF TRANSACTIONS OR MATTERS ADDRESSED BY THE WRITTEN ADVICE; AND

ANY PERSON REVIEWING THIS DISCUSSION SHOULD SEEK ADVICE BASED ON SUCH PERSON'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

VIII. WHO MAY INVEST

The Class B Units are being offered through this Memorandum without registration under the Securities Act pursuant to exemptions from the registration requirements of the Securities Act provided by Section 4(a)(6) thereof and Regulation CF promulgated thereunder.

Prospective Investors

The Class B Units are being offered only to those certain affiliated real estate agents as set forth on Schedule A of this Memorandum, and only up to those amounts as indicated for such Prospective Investor on Schedule A.

Suitable Investors Generally

The Class B Units are being offered without registration under the Securities Act, pursuant to the exemptions provided by Section 4(a)(6) of the Securities Act and Regulation CF. The Units can be sold to both "accredited investors", as defined in section 2(15) of the Securities Act and Rule 501 promulgated thereunder, and non-accredited investors. A subscription agreement for Units (the "*Subscription Agreement*") will be accepted only from Prospective Investors, as defined herein. The Manager may accept or reject any investor's subscription in her sole discretion. Subscribers shall warrant and represent:

1. Investor's interest in the Company is intended to be and is being acquired solely for its own account for the purpose of investment and not with a view to any sale or other distribution in violation of the Securities Act or any applicable state securities laws.

2. Investor is financially responsible, able to meet all obligations hereunder, and acknowledges that this investment will be long-term and is by nature speculative.

3. Investor is not a "bad actor" as such term is defined in Rule 506(d) of Regulation D promulgated under the Securities Act.

4. Investor's knowledge and experience in financial and business matters are such that it is capable of evaluating the risks and merits of making the investment contemplated hereby.

Prospective Investor Representations   Each subscriber will be required to make certain representations concerning the subscriber's suitability for investing in the Company that are contained in the subscription documents which the subscriber will be required to complete and furnish to the Manager to subscribe for Class B Units. The Manager, in her discretion, may require independent verification of the accuracy of the information and representations provided by subscribers in order to assure compliance with applicable federal and state securities laws. The Manager will have sole discretion regarding acceptance of any subscribers into the Company.

EXHIBIT A

Operating Agreement

(See attached)

EXHIBIT B

Subscription Agreement

(See attached)